Issuer Free Writing Prospectus Dated June 26, 2008	Registration Statement Nos. 333-151384 and 333-151384-03 Filed Pursuant to Rule 433 of the Securities Act of 1933

FINAL TERM SHEET

Southwest Capital Trust II
$30,000,000 10.50% Trust Preferred Securities
(liquidation amount $25 per security)

fully and unconditionally guaranteed, as described in the prospectus, by

Southwest Bancorp, Inc.

Issuer:	Southwest Capital Trust II, a Delaware statutory trust (the “Trust”), the sole assets of which will be 10.50% Junior Subordinated Debentures due 2038 (the “Debentures”) in the aggregate principal amount of $30,000,000 issued by Southwest Bancorp, Inc. (the “Company”). The Company will own all of the common securities of the Trust.
Guarantor:	Southwest Bancorp, Inc.
Securities Issued to the Public:	10.50% Trust Preferred Securities
Legal Format:	SEC Registered
Liquidation Amount:	$25 per Trust Preferred Security
Aggregate Liquidation Amount:	$30,000,000 (1,200,000 Trust Preferred Securities)
Overallotment Option:	$4,500,000 (180,000 Trust Preferred Securities)
Distributions:	Paid quarterly in arrears on March 15, June 15, September 15 and December 15 of each year on the same payment dates and in the same amounts as the Company pays interest to the Trust on a principal amount of Debentures.
First Coupon:	Distributions will accrue from the original date of issuance and be payable on September 15, 2008.
CUSIP / ISIN:	84480C205 / US84480C2052
Expected Ratings:	The Trust Preferred Securities are not expected to be rated.
Trade Date:	June 27, 2008
Settlement Date:	July 2, 2008 (T+3)
Maturity Date:	September 15, 2038
Day Count Convention:	30 / 360

Optional Redemption:	The Company has the right to redeem the Debentures in whole or in part at any interest payment date on or after September 15, 2013, subject to receiving the prior approval of the Federal Reserve. Additionally, the Company has the right to redeem the Debentures at any time, in whole, but not in part within 90 days following the occurrence of a “tax event”, “investment company event”, or “capital treatment event”. Repayment of the Debentures will automatically result in the redemption of an equivalent amount of the Trust Preferred Securities.
Deferral Provision:	The Company has the right, on one or more occasions, to defer the payment of interest on the Debentures for up to 20 consecutive interest periods without giving rise to an event of default. If the Company exercises its right to defer interest payments on the Debentures: (i) the Trust will also defer paying distributions on the Trust Preferred Securities; (ii) unpaid distributions will accrue and compound quarterly at an annual rate of 10.50%; and (iii) subject to certain exceptions, the Company will be restricted from declaring and paying cash distributions or interest on the Company’s capital stock and debt securities that rank pari passu or junior to the Debentures, or purchasing, redeeming or otherwise acquiring or making liquidation payments on the Company’s capital stock.
Public Offering Price:	$25.00 per Trust Preferred Security
Underwriting Commissions:	$0.7875 per security
Net Proceeds to Issuer:	$29,055,000 after underwriting expenses, but before offering expenses
Use of Proceeds:	The Company intends to use the net proceeds to further capitalize its bank subsidiaries in order to support its continued growth and for general corporate purposes, which may include repayment of $15.0 million outstanding under a line of credit.
Clearance:	DTC
Listing:	NASDAQ Global Select Market under the symbol “OKSBP”
Bookrunning Manager:	Stifel, Nicolaus & Company, Incorporated
Co-Managers:	Howe Barnes Hoefer & Arnett, Inc. Sterne, Agee & Leach, Inc. Morgan Keegan and Company, Inc.

Underwriting:	Aggregate Liquidation Amount
Stifel, Nicolaus & Company, Incorporated	780,000
Howe Barnes Hoefer & Arnett, Inc.	180,000
Sterne, Agee & Leach, Inc.	180,000
Morgan Keegan and Company, Inc.	60,000
Total	1,200,000

     Southwest Bancorp, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus dated June 18, 2008, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-729-6888.

     The Trust Preferred Securities and the Debentures are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an email system.